

March 13, 2015

<u>Via E-mail</u>
Mr. Brian J. Stief
Executive Vice President & Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

  Re: Johnson Controls, Inc.
    Form 10-K
    Filed November 19, 2014
    File No. 1-5097

Dear Mr. Stief:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

16. Significant Restructuring and Impairment Costs, page 98

1. In future filings, please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is expected to result in cost savings or impact revenues, the periods these effects are expected to be realized and the extent you have realized the anticipated savings. Please ensure the total amount expected to be incurred is clear for each activity, as well as the cumulative amount incurred to date.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief